September 12, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp. Form 40-F for the Fiscal Year Ended December 31, 2012 File No. 0-13727

Dear Ms. Jenkins,

Set forth below are the responses of Pan American Silver Corp. (the "Company"), a corporation organized under the laws of Canada, to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 14, 2013 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012, filed with the Commission on March 28, 2013 via EDGAR.

For the convenience of the Staff, the text of the numbered comment in the Comment Letter has been duplicated in bold and italics type to precede the Company's response.

Response to question 1

Form 40-F for the Year Ended December 31, 2012
Exhibit 1.2 – Management’s Discussion and Analysis for the Year Ended December 31, 2012
Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41

1. We note your response to our prior comment 1. It appears your revenues from the sales of by-products comprise 35% of your total revenue for 2012 and, for some mines, revenues from the sales of by–products was over 50% of the 2012 revenue for those mines. Given their significance to total revenue and mine-by-mine revenue, please tell us why you believe these items should be presented as by-products in your computation of cash cost per ounce and total cost per ounce. For mines where by-products constitute a significant portion of the revenue, tell us how you considered computing your cash costs and total cost computations on either a co-product basis or on a silver-equivalent ounce basis.

We believe that cash costs per ounce of silver and total costs per ounce of silver, net of by-products, are useful, well-understood, widely-used non-GAAP performance measures. Our Management Discussion and Analysis states the following under the “Alternative Performance (Non-GAAP) Measures” section:

“The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, ...”

As disclosed, the use of by-product accounting is first and foremost a performance metric.  In order to facilitate a better understanding of these measures as calculated by the Company and to avoid any confusion as to this intended use amongst market participants, we also provide a detailed reconciliation of these measures to the production costs, as reported in the Company’s consolidated income statements for the respective periods.

We are a silver focused and branded company that produces other metals incidentally to our silver mining activities. For example, gold is our highest revenue generating by-product in terms of percentage of total revenue, but it is primarily produced at only three of our seven active mines.  Between 2010 and 2013, revenue from gold accounted for only 13% to 20% of the Company’s total annual revenues, and even those percentages have largely been a function of gold’s comparatively high market value per ounce during this period rather than the amount actually produced.  The high price of gold means that the relative impact of gold production on a revenue basis is more pronounced even though the quantity of production is not large by mining industry standards (112,300 ounces of gold produced in 2012, for example) and pales against the ounces of silver produced by the Company (25.1 million ounces of silver produced in 2012).

Since gold and other metals truly are by-products to our silver production, we have adopted the industry-wide practice of calculating the net cost of producing an ounce of the primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure and believe this measure is appropriate and justified. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.  The nature of the by-product methodology also means that the calculation is relatively consistent across issuers, resulting in a truly comparative performance measurement.

It is also important to note that the by-product methodology is utilized extensively in our internal decision making processes. These metrics provide us with performance measures that facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine and enable us to compare our operations’ relative quality against the operations of our peers and competitors in the silver industry on a consistent basis.  From a disclosure perspective, we believe that it is appropriate that market participants have access to a metric that we ourselves rely on internally and which we believe is important in running our business.

As a result, we believe that disclosure utilizing this by-product methodology is useful to shareholders as it provides a meaningful comparative tool to assess the performance of mining companies and provides shareholders, analysts and other market participants with a common, well understood methodology.

Within our silver sector peer group, for example, the by-product methodology is predominantly used in public reporting thereby facilitating such performance comparisons, while co-product reporting amongst our peers is very limited.  Of the 13 analysts who regularly follow the Company, 10 utilize the traditional by-product cash costs analysis, while two others present self-calculated co-product costs in addition to the by-product metric.  Only one of the analysts identified as covering the Company has focused primarily on the co-product method.

Finally, as the Staff is aware, the Company is a Canadian “foreign private issuer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is eligible to use, and files and furnishes its reports with and to the Commission under the U.S./Canada Multijurisdictional Disclosure System (the “MJDS”).  As an MJDS filer, the Company is permitted to use its Canadian disclosure documents to satisfy its U.S. continuous disclosure obligations, including its annual report on Form 40-F, which contains Management’s Discussion and Analysis.  As noted in the adopting release for the MJDS (SEC Release No. 34-29354) (the “MJDS Release”), review of the Company’s Canadian disclosure documents contained in MJDS filings will generally be undertaken by Canadian securities authorities and generally will be that customary in Canada.  Thus, except in the unusual case where the Staff has reason to believe there is a problem with the filing, the Canadian disclosure documents included in MJDS filings generally will be given a “no review” status by the Commission.  In instances that the Commission reviews Canadian disclosure documents contained in MJDS filings, the Company understands that Section III(I) of the MJDS Release further notes that the Commission, by adopting the MJDS, in essence has adopted as its own requirements the disclosure requirements of the Canadian forms.  We also note that the Staff has confirmed that a Canadian issuer that is eligible to use the MJDS may report its non-GAAP measures pursuant to Canadian disclosure standards rather than U.S. standards since an annual report on Form 40-F is not subject to Regulation G or Item 10(e) of Regulation S-K under the Exchange Act (see Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, Question 106.03).  In this respect, we note that reporting cash costs per ounce of silver and total costs per ounce of silver, net of by-products, is acceptable disclosure under Canadian securities laws and policies applicable to publicly reporting mining companies.

Notwithstanding the foregoing and although we feel that the co-product accounting is subject to uncertainties, is not well-understood in the market and is much more susceptible to being calculated inconsistently and arbitrarily, if the Commission determines that co-product or silver equivalency reporting is the method reporting issuers must adopt in their disclosure, we would encourage the Commission to approach this through a broader, industry-wide regulatory initiative. We believe that such an industry-wide approach is important in order to minimize inconsistencies in reporting of these important performance metrics to investors and to avoid the Company being placed at a competitive and informational disadvantage relative to its peers that could result from the comment process.

We hope the above adequately responds to the Staff’s Comment Letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments.

Yours truly,

PAN AMERICAN SILVER CORP.

___/s/Rob Doyle________________
Rob Doyle
Chief Financial Officer